FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta holds Annual General Meeting

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG
Media Office CH-4002 Basel Switzerland
Telephone: Fax:	+41 61 323 23 23 +41 61 323 24 24
www.syngenta.com

Syngenta holds Annual General Meeting

Basel, Switzerland, 27 April 2004

At the third Annual General Meeting of Syngenta AG in Basel, shareholders approved all the motions proposed by the Board of Directors. The 847 shareholders represented 25.9% of the total shares issued.

The intention of the Board to return more than $800 million to shareholders over the next three years was supported. Shareholders approved a doubling of the dividend to CHF 1.70, to be paid by way of a reduction of the nominal value of shares. In addition, the shareholders authorized the Board to purchase up to 10 per cent of the total share capital, allowing for the commencement of the share repurchase program announced in February.

Rupert Gasser, Heinz Imhof and Michael Pragnell were re-elected to the Board each for a three-year term of office. Sir David Barnes has decided not to stand for re-election, having reached the age of 68. Sir David has played an important role in the creation of Syngenta and during the integration phase. His successor will be proposed for election at the Annual General Meeting 2005.

At the meeting, the annual and financial reports for 2003 were approved. Ernst & Young AG were re-elected as Group Auditors of Syngenta.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19’000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348
Analysts/ Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

AGM Syngenta AG - 27 April 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 27, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel